San Francisco & New York

Daniel J. Harris, Esq.

Partner

harris@braunhagey.com

December 23, 2020

VIA EDGAR TRANSMISSION

Ronald E. Alper, Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549-3233

Re:	890 5th Avenue Partners, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted November 3, 2020

CIK No. 0001828972

Dear Mr. Alper:

On behalf of our client, 890 5th Avenue Partners, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Office of Real Estate & Construction of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 30, 2020, relating to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”).

We are concurrently submitting via EDGAR the Company’s initial filing of its registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the Draft Registration Statement.

For your convenience, we have set forth below in bold each of the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). The Company has reviewed this letter and authorized us to make the below statements and representations to you on its behalf.

San Francisco 351 California Street, 10th Floor San Francisco, CA 94104 Tel. & Fax: (415) 599-0210	New York 7 Times Square, 27th Floor New York, NY 10036-6524 Tel. & Fax: (646) 829-9403

Securities and Exchange Commission

December 23, 2020

Risk Factors

Provisions in our amended and restated certificate of incorporation..., page 64

1.	We note your disclosure indicates that your amended and restated certificate of incorporation will include a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and has added the following disclosure on pages 64 and 145:

The forum selection provision is intended to apply to the fullest extent permitted by applicable law to the above-specified types of actions and proceedings, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims subject to the forum selection provision and federal securities law claims. However, application of the forum selection provision may in some instances be limited by applicable law. For example, the forum selection provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder because the Exchange Act creates exclusive federal jurisdiction over all such actions. It could apply, however, to a lawsuit asserting both claims subject to the forum selection provision and claims under the Securities Act, because the Securities Act creates concurrent jurisdiction for federal and state courts over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws or the rules and regulations thereunder.

Securities and Exchange Commission

December 23, 2020

Principal Stockholders, page 125

2.	Please identify the natural person or persons who have voting and investment power over PA2 Co-Investment LLC and Craig-Hallum Capital Group LLC. Refer generally to Exchange Act Rule 13d-3.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 as follows:

Represents securities held directly by PA 2 Co-Investment. As the sole member of PA 2 Co-Investment, Cowen Investments II LLC may be deemed to beneficially own the securities owned directly by PA 2 Co-Investment. As the sole member of Cowen Investments II, RCG LV Pearl, LLC (“RCG”) may be deemed to beneficially own the securities owned directly by PA 2 Co-Investment. As the sole member of RCG, Cowen Inc. may be deemed to beneficially own the securities owned directly by PA 2 Co-Investment. As Chief Executive Officer of Cowen Inc., Mr. Jeffrey Solomon may be deemed to beneficially own the securities owned directly by PA 2 Co-Investment. The business address is 599 Lexington Avenue, 20th Floor, New York, NY 10022.

General

3.	We note that PA 2 Co-Investment LLC, an affiliate of Cowen, and Craig-Hallum Capital Group LLC, a representative of the underwriters and certain of its affiliates, have committed to purchase units in a private placement. Please tell us whether Cowen and Craig-Hallum will be making a market in the securities. If so, please amend the registration statement to register the market making activities, including the footnote to the fee table and the alternate pages for the market-making prospectus.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that each of PA 2 Co-Investment and Craig-Hallum Capital Group LLC is a passive investor in the Company and, upon the consummation of the offering subject of the Registration Statement, will beneficially own less than 5% of the Company’s outstanding common stock and will not otherwise be an affiliate of the Company.

*      *      *      *      *

Securities and Exchange Commission

December 23, 2020

If you have any questions or comments concerning the Registration Statement or this response letter, please do not hesitate to call me at (415) 599-0215 or, in my absence, Jason R. Sanderson at (415) 858-1332.

Very truly yours,

/s/ Daniel J. Harris

Daniel J. Harris

Cc:	Adam Rothstein, 890 5th Avenue Partners, Inc. (via e-mail)